Exhibit 21.1

SUBSIDIARIES OF ANTERO RESOURCES CORPORATION

Name of Subsidiary	Jurisdiction of Organization
Antero Midstream Partners LP	Delaware
Antero Midstream LLC	Delaware
Antero Water LLC	Delaware
AR OHIO LLC	Delaware
Monroe Pipeline LLC	Delaware